UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.
Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001 -12
Company’s Registration Number (NIRE) 35.300.027.795
Publicly-Held Company
Extraordinary Shareholders’ Meeting
Call Notice

We invite the shareholders of this Company to convene in an Extraordinary Shareholders’ Meeting, to be held on October 29th, 2009, at 5:00 p.m., at the Company’s headquarters, in Cidade de Deus, Vila Yara, Osasco, SP, at the Salão Nobre do 5o andar, Prédio Vermelho, in order to examine the Board of Directors’ proposals to:

1. merge the totality of shares representing the Capital Stock of Ibi Participações S.A. (Ibi Participações) to Banco Bradesco S.A. (Bradesco), converting Ibi Participações into a wholly-owned subsidiary of Bradesco, pursuant to Articles 224, 225 and 252 of Law # 6,404/76, by means of:

a) the ratification of the appointment of companies to appraise the Companies’ Equities;

b) the examination and approval of the “Protocol and Justification Instrument of Merger of Shares of Ibi Participações S.A.’s Shareholders entered into with Banco Bradesco S.A.”, as well as of the Appraisal Reports of the Companies’ Equities at book, market and economic values;

c) Bradesco’s Capital Stock increase, in the amount of R$1,368,183,000.00, increasing it from R$23,000,000,000.00 to R$24,368,183,000.00, upon the issue of 45,662,775 new nominative, book-entry, non-par shares, of which 22,831,389 are common shares and 22,831,386 are preferred shares, at the ratio of 0.049401676 fraction of Bradesco share to each share issued by Ibi Participações, to be attributed to the shareholders of Ibi Participações, of which 0.024700839 fraction of common share and 0.024700837 fraction of preferred share;

2. opt for the use of consolidated financial statements at Bradesco, in the determination of operating limits pursuant to Article 1 of the Brazilian Monetary Council (CMN) Resolution # 2,283, of June 5th, 1996, comprising Banco Ibi S.A. – Banco Múltiplo, controlled by Ibi Participações;

3. increase Bradesco’s Capital Stock by R$131,817,000.00, increasing it from R$24,368,183,000.00 to R$24,500,000,000.00, upon the capitalization of Reserves, without issuing shares, according to the disposition of First Paragraph of Article 169 of Law # 6,404/76, with the subsequent amendment to the main section of Article 6 of the Company’s Bylaws;

4. partially amend Articles 22 and 24 of the Company’s Bylaws, increasing the number of the members of Internal Control and Compliance and Ethical Conduct Committees, taking into consideration the adoption of the new organizational structure.

Documents at Shareholders’ Disposal: this Call Notice, the Material Fact, the Proposals of the Board of Directors, the “Protocol and Justification Instrument of Merger of Shares of Ibi Participações S.A.’s Shareholders entered into with Banco Bradesco S.A.” and its attachments are at the disposal of shareholders at the Shares and Custody Department of Bradesco, Depositary Financial Institution of the Company’s Shares, Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, SP, which can be seen on the Website www.bradesco.com.br – Corporate Governance section – Corporate Documents.

Representation: pursuant to First Paragraph of Article 126 of Law # 6,404, of December 15th, 1976, and further amendments, shareholders can be represented by attorneys-in-fact, respecting the legal restrictions, and the original copy of the power-of attorney shall be delivered, via post office or bearer, in up to 2 (two) business days before the date expected for the General Meeting, at Banco Bradesco S.A. - Secretaria Geral - Área Societária - Cidade de Deus - 4o andar do Prédio Vermelho - Vila Yara - Osasco, SP - CEP 06029-900. A copy of the documents can also be sent to governancacorp@bradesco.com.br and alternatively by fax (55 11) 3684.4630 or (55 11) 3683.2564.

Cidade de Deus, Osasco, SP, October 5th , 2009

Lázaro de Mello Brandão
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2009

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.